UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

California Micro Devices Corporation

(Name of Subject Company)

California Micro Devices Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

130439 10 2

(CUSIP Number of Class of Securities)

Robert V. Dickinson

President and Chief Executive Officer

California Micro Devices Corporation

490 N. McCarthy Boulevard, #100

Milpitas, CA 95035

(408) 263-3214

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Stephen M. Wurzburg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2009, as amended on January 6, 2010, January 13, 2010 and January 20, 2010 (as previously filed with the SEC, collectively, the “Schedule 14D-9”) by California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), relating to the offer (the “Offer”) by Pac-10 Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON Semiconductor”), as set forth in a Tender Offer Statement filed by ON Semiconductor and Purchaser on Schedule TO, dated December 28, 2009, as amended by the Amendment No. 1 filed with the SEC on January 6, 2010, the Amendment No. 2 filed with the SEC on January 13, 2010 and the Amendment No. 3 filed with the SEC on January 20, 2010 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of California Micro Devices, at a purchase price of $4.70 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2009, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 4 is being filed to add as an exhibit to the Schedule 14D-9 a communication entitled “Frequently Asked Questions for use by Employees of California Micro Devices Corporation” that was sent to the Company’s employees on January 22, 2010.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(5)(i)	Frequently Asked Questions for use by Employees of California Micro Devices Corporation, dated January 22, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALIFORNIA MICRO DEVICES CORPORATION

Date: January 22, 2010	/s/ Robert V. Dickinson
Robert V. Dickinson President and Chief Executive Officer

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